Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

The securities referred to in this announcement are being offered and sold to certain non-U.S. persons in offshore transaction outside the United States in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Alibaba Group Holding Limited has not intended and does not intend to register any securities referred to in this announcement under U.S. Securities Act and such securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements under the U.S. Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. Alibaba Group Holding Limited does not intend to register any part of the offering referred to in this announcement in the United States of America or to conduct a public offering of any securities referred to in this announcement in the United States of America.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

VOLUNTARY ANNOUNCEMENT
AND
OVERSEAS REGULATORY ANNOUNCEMENT

PROPOSED OFFERING OF APPROXIMATELY
US$3.2 BILLION ZERO COUPON CONVERTIBLE SENIOR NOTES

The board of directors of Alibaba Group Holding Limited (“Alibaba”, “Alibaba Group” or the “Company”) is making this announcement pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Company announced a proposed offering (the “Notes Offering”) of approximately US$3.2 billion aggregate principal amount of Zero Coupon Convertible Senior Notes due 2032 (the “Notes”) to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act, subject to market and other condition.

Alibaba Group will use the net proceeds from the Notes Offering for general corporate purposes, with a strategic focus on strengthening its cloud infrastructure capabilities and international commerce business operations. Specifically, the allocation will include approximately 80% directed towards enhancing its cloud infrastructure, which encompasses scaling up data centers, upgrading technology, and improving services to meet growing demand. The remaining 20% will be invested in expanding international commerce operations, focusing on operational investments that will enable the Company to enhance its market presence and efficiency.

In connection with the Notes Offering, the Company expects to enter into capped call transactions to reduce the potential dilutive effect of the Notes and/or any cash required to be paid by the Company to settle converted Notes. The Notes Offering and the capped call transactions are intended to lower the Company’s overall cost of capital.

Attached hereto as Schedule I is the full text of the press release issued by the Company on September 10, 2025 (U.S. Eastern Time), in relation to the Notes Offering.

The Company will publish a further announcement in due course in compliance with the relevant disclosure requirements under the Listing Rules.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “propose,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, the terms of the Notes, the terms of, and the anticipated effects of entering into, the capped call transactions, the actions of the Option Counterparties and their respective affiliates and the anticipated effects of such actions, and whether the Company will complete the Notes Offering, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, September 11, 2025

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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